THE WEBDIGEST CORP.
                              5100 WEST COPANS ROAD
                                    SUITE 710
                                MARGATE, FL 33063
                                TEL:954-599-3672
                                FAX: 954-974-5720

November 4, 2008

Amanda McManus
Branch Chief-Legal
Division of Corporate Finance
Securities and Exchange Commission
Washington DC 20549

Re: TheWebDigest Corp. Registration Statement on Form S-1/Amendment No 3 File # 333-151485

Dear Ms. McManus:

Pursuant to your comment letter dated October 6, 2008 in reference to the above filing, the following will answer accordingly. We have enclosed a marked-up amendment No. 3 and keyed our answers for your review. We have also updated the financials for the period ended September 30, 2008 to better reflect our current status.

Prospectus. Summary
-------------------

Question:

1. Revise the penultimate sentence of the paragraph under the lists of Websites to indicate the anticipatory nature of the statements made therein.

Answer:

1. Pursuant to your question, we have added the following as recommended:

There is currently no active trading market for our common stock, and such a market may not develop or be sustained. We currently plan to have our common stock listing on the OTC Bulletin Board, subject to the effectiveness of this Registration Statement. In addition, a market maker will be required to file a Form 211 with the Financial Industry Regulatory Authority before the market maker will be able to make a market in our shares of common stock. At the date hereof, we are not aware that any market maker has any such intention.

TheWebDigest Corp. may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. TheWebDigest Corp. will receive all proceeds from the sale of the shares being registered.

The securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

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

INVESTING IN THE COMPANY'S COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING AT PAGE 7.

Prior to this registration, there has been no public trading market for the common stock. TheWebDigest Corp.'s common stock is presently not traded on any market or securities exchange.

                     PLEASE READ THIS PROSPECTUS CAREFULLY.

The information in this prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                   This Prospectus is dated _________________

INVESTING IN THE COMPANY'S COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING AT PAGE 7. PLEASE READ THIS PROSPECTUS CAREFULLY

Question:

2. Please provide an estimate of the amount of annual sponsorship fees you will need to become operational and begin generating revenue in the next twelve months.

Answer:

2. Pursuant to your question, we have added the following as recommended:

We anticipate that we will require a minimum of $70,000 of gross revenues of annual sponsorship fees to become operational. There are no assurances that these sponsorship fees can be generated in the next 12 months.

Use of Proceeds, page 15
------------------------

Question:

3. We note your disclosure that the company will have to obtain outside financing in the event that less than $23,500 is raised through the offering. Please revise to discuss your anticipated sources of funding, including a statement regarding whether you have had any discussions with funding sources. Please revise your MD&A section and your Own Business section to comply with this comment as well.

Answer:

3. Pursuant to your question, we have added the following as recommended:

Our sole officer and director undertakes to provide us with initial operating and loan capital to sustain our business plan over the next twelve (12) month period partially through this offering and we'll seek alternative financing through means such as borrowing from institutions or private individuals. We have had verbal discussions with several stockholders to provide funding and although we have received favorable and positive responses, we have not finalized any written commitments.

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

Dilution of the Price You Pay for Your Shares, page 16
------------------------------------------------------

Question:

4. We note your response to prior comment 5 in your letter dated September 22, 2008 in which you state that estimated net proceeds from the offering will be $30,000. Please reconcile this statement with your disclosure in your filing that you expect net proceeds from the offering to be $23,500 in the event that you sell 100% of the 3,000,000 shares offered. Please recalculate the dilution based on the correct estimated net proceeds or explain to us why a recalculation is not necessary(degree). In making your calculations, ensure that you calculate the increase to present shareholders as the difference between the net tangible book value after to the offering minus the net tangible book value before the offering.

Answer:

4. We re-calculated the dilution based on $23,500, the net proceeds instead of the of the gross proceeds of $30,000.

At June 30, 2008, we had a net tangible book value of approximately $(9,742), or approximately $(.00109) per share based on 9,000,000 shares issued and outstanding. After taking into account the estimated net proceeds from this offering of $23,500 our pro forma net tangible book value as of June 30, 2008 would have been approximately $13,758, or $.00153 per share. This represents an immediate increase of $.00262 per share to existing stockholders and immediate dilution of $.00847 per share. The following table illustrates this per share dilution:

     Assumed initial public offering price per share                       $.01

     Net tangible book value per share at June 30, 2008                 (.00109)

     Net tangible book value per share attributable to new investors     .00262

     Net tangible book value per share after the offering                .00153

     Dilution per share to new investors                                 .00847

Management's Discussion and Analysis or Flan of Operation, page 19
------------------------------------------------------------------

Question:

5. We note your response to previous comment 8; however, please revise your filing to delete your statement on page 22 that you will need to spend a minimum of $100,000 during the first year in. order to execute your business plant or advise us why such amount is correct.

Answer:

5. We erred and changed accordingly.

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

Plan of Operation, page 21
--------------------------

Question:

6. We note your response to prior comment 11; however, please revise your disclosure to delete all references to the former, incorrect calculation of start-up costs or advise us why such amounts are correct. Examples can be found on pages 3 and 20, 21.

Answer:

6. In our discloser, we have included the operational costs ($9,742) to disclose the amount of dollars expended from inception (September 17, 2007) until June 30, 2008 for the development costs related to executing our business plan. Please note that this amount ($9,742) ties in to the financials of June 30, 2008 as filed as an exhibit to this filing.

Our Business, page 25
---------------------

Question:

7. We note your response to prior comment 12; however, please revise to discuss the various categories of expenditures which you believe will result in estimated operating costs of $500 per month commencing on January 1, 2009.

Answer:

7. Pursuant to your question, we have added the following as recommended:

including but not limited to web site hosting, maintenance, Internet Service Provider costs and security software.

Limitation on Liability, page 31
--------------------------------

Question:

8. We note your response to previous comment 14; however, please delete references to indemnification of your officers in the second to last sentence of the first paragraph under this heading or provide us with the basis for your statement. Please revise your disclosure in item 24 for consistency.

Answer:

8. We have deleted as requested.

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

Undertakings, page II-2
-----------------------

Question:

9. We note your response to previous comment 17. We note that although you have not indicated that this is a Rule 415 offering on your registration statement cover page, by its terms it is a continuous offering, since it will continue for a period of 90 days after the registration statement becomes effective or until all 3,000,000 shares of common stock have been sold. Please revise to include the appropriate undertaking. In addition, please determine whether you are relying on Rule 430A, 430B or 4300 of the Securities Act and provide the appropriate undertaking.

Answer:

9. We have revised the cover page to indicate that it is a Rule 415 offering and have changed the wording as follows:

         1. To file, during any period in which it offers or sales securities, a post-effective amendment to this registration statement to:

            (i) To include any prospectus required by Section 10(a) (3) of the Securities Act;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         2. That, for the purpose of determining liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

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

         4. Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

         5. That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

            i. Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

            ii. Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

            iii. The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

            iv. Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

If you need additional information, please do not hesitate to contact me at your convenience,


Sincerely,

/s/ Steve Adelstein

Steve Adelstein, Chairman, President, Secretary and CFO of TheWebDigest Corp.

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